UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Allegheny Technologies Retirement Savings Plan
Years Ended December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

Allegheny Technologies Retirement Savings Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 23, 2006
Pittsburgh, Pennsylvania

Allegheny Technologies Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Investments:
Interest in Allegheny Master Trust	$149,610,476	$150,958,227
Interest in registered investment companies	90,006,536	72,353,735
Corporate common stocks	18,616,407	14,558,530
Participant loans	2,704,914	2,841,346
Interest in common collective trusts	210,363	—
Interest bearing cash	11,193	77,489

Total investments	261,159,889	240,789,327

Employer contribution receivable	330,358	9,300
Employee contributions receivable	211,767	17,290
Other payables, net	(7,481)	(1,862)

Net assets available for benefits	$261,694,533	$240,814,055

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004

Contributions:
Employer	$7,204,742	$6,392,805
Employee	6,723,272	5,009,391

Total contributions	13,928,014	11,402,196

Investment income:
Net gain from interest in Allegheny Master Trust	8,489,872	10,116,374
Net gain from interest in registered investment companies	7,263,606	8,171,954
Net realized/unrealized gain on corporate common stocks	9,188,964	6,505,273
Dividend income	167,817	173,971
Interest income	148,218	143,140
Net gain from interest in common collective trusts	2,667	742
Other (expense) income	(79,478)	44,000

Total investment income	25,181,666	25,155,454

	39,109,680	36,557,650

Distributions to participants	(18,219,878)	(23,969,348)
Administrative expenses and other, net	(9,324)	(5,141)

	(18,229,202)	(23,974,489)

Net increase in net assets available for benefits	20,880,478	12,583,161
Net assets available for benefits at beginning of year	240,814,055	228,230,894

Net assets available for benefits at end of year	$261,694,533	$240,814,055

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
1. Significant Accounting Policies
Investments are valued as follows:
Bank and insurance investment contracts are included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
2. Description of the Plan
The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Depending on participants’ years of service, qualifying employee contributions are matched by the respective employing companies, which are Allegheny Technologies Incorporated (ATI, the Plan Sponsor) and affiliates of ATI, up to 4% of participants’ salary. In addition, the respective employing companies contribute 6.5% of participants’ monthly pensionable earnings, as described in the Plan, and in addition contribute $43.34 per month per participant. With respect to participants who are members of the Salaried

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Union Office & Technical (Local 1196-1) Agreement, the Plan was amended on January 1, 2004, to provide an employer contribution of $0.50 for each hour worked by the participant, and on June 1, 2004, to provide that the employer match and the employer contributions of 6.5% of participants’ monthly pensionable earnings and $43.34 per month were eliminated. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the Standish Fixed Income Fund.
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2005	2004

Standish Fixed Income Fund	$102,819,541	$100,151,127
Alliance Capital Growth Pool	27,326,945	26,634,265
Oakmark Balanced Fund	22,283,555	19,881,038
T. Rowe Price Structured Research Common Trust Fund	19,463,990	24,172,835
Allegheny Technologies Incorporated common stock	18,616,407	14,558,530
Dreyfus Emerging Leaders Fund	16,308,754	16,975,167
Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts; the T. Rowe Price Structured Research Common Trust Fund (formerly the ATI Disciplined Stock Fund), the Alliance Capital Growth Pool, and the Standish Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”). In May, 2005, Dreyfus was terminated as the manager of the ATI Disciplined Stock Fund and T. Rowe Price Associates, Inc. (“T. Rowe Price”) was appointed. At that time all holdings in the institutional investment account managed by Dreyfus were moved to the institutional investment account managed by T. Rowe Price. T. Rowe Price administered the transition of the holdings by transferring securities in kind to the T. Rowe Price Structured Research Common Trust Fund. Trust investments formerly in the ATI Disciplined Stock Fund are reported as T. Rowe Price Structured Research Common Trust Fund investments for all periods presented.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund was as follows:

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)

	2005	2004

Alliance Capital Growth Pool	68.72%	69.86%
Standish Fixed Income Fund	48.33	50.36
T. Rowe Price Structured Research Common Trust Fund	29.37	32.66
Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.
The composition of the net assets of the Standish Fixed Income Fund at December 31, 2005 and 2004, was as follows:

	2005	2004

Guaranteed investment contracts:
Canada Life	$—	$1,371,538
GE Life and Annuity	5,423,371	8,735,242
Hartford Life Insurance Company	3,957,897	8,250,446
John Hancock Life Insurance Company	3,007,848	4,670,166
Monumental Life Insurance Company	1,017,237	1,017,190
New York Life Insurance Company	4,678,585	6,769,166
Ohio National Life	1,994,712	2,687,551
Pacific Mutual Life Insurance Company	—	5,061,507
Principal Life	1,302,255	1,243,795
Pruco Pace Credit Enhanced	3,699,594	7,132,148
Security Life of Denver	1,511,089	5,972,064
United of Omaha	1,415,656	2,929,738

	28,008,244	55,840,551

Synthetic guaranteed investment contracts:
State Street Bank	15,346,138	—
MDA Monumental BGI Wrap	44,677,978	36,520,489
Bank of America	33,678,591	33,366,628
Rabobank	41,850,313	37,879,291
Union Bank of Switzerland	36,377,616	25,166,696

	171,930,636	132,933,104

Interest in common collective trusts	12,085,541	9,386,961
Other	746,684	670,702

Total net assets	$212,771,105	$198,831,318

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The Standish Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs) with fair values of $169,324,880 and $134,332,201 at December 31, 2005 and 2004, respectively.
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2005 and 2004, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 4.15% to 7.08% and 3.87% to 8.05%, respectively.
For the years ended December 31, 2005 and 2004, the average annual yield for the investment contracts in the Fund was 4.59% and 4.89%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund’s cash flows at the then-current, interest-crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2005 and 2004.
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2005 and 2004, was as follows:

	2005	2004

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$39,779,750	$38,135,320
Operating payables	(11,734)	(11,230)

Total net assets	$39,768,016	$38,124,090

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2005 and 2004 was as follows:

	2005	2004

Investment in common collective trusts	$66,391,950	$71,478
Corporate common stocks	—	72,955,300
Receivables	—	1,085,015
Payables	(126,421)	(97,126)

Total net assets	$66,265,529	$74,014,667

The composition of the changes in net assets of the Allegheny Master Trust is as follows:

					T. Rowe Price Structured Research
	Standish Fixed Income Fund		Alliance Capital Growth Pool		Common Trust Fund
	Years Ended December 31
	2005	2004	2005	2004	2005	2004

Investment income (loss):
Interest income	$9,077,315	$9,236,594	$—	$—	$—	$—
Net realized/unrealized gain (loss) on corporate common stocks	(543)	(1,358)	(1)	—	(1,585,846)	4,352,382
Dividends	—	—	—	—	427,913	1,368,881
Net loss, registered investment companies	(7,739)	—	—	—	—	—
Net gain, pooled separate accounts	—	—	4,438,949	5,432,718	—	—
Net gain, common collective trusts	443,616	122,717	—	—	4,781,495	8,488
Administrative expenses	(254,334)	(240,688)	(129,310)	(128,988)	(461,975)	(551,752)
Transfers	4,681,472	(1,892,602)	(2,665,712)	(2,835,451)	(10,910,725)	(9,000,958)

Net increase (decrease)	13,939,787	7,224,663	1,643,926	2,468,279	(7,749,138)	(3,822,959)
Total net assets at beginning of year	198,831,318	191,606,655	38,124,090	35,655,811	74,014,667	77,837,626

Total net assets at end of year	$212,771,105	$198,831,318	$39,768,016	$38,124,090	$66,265,529	$74,014,667

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Parties-in-Interest
Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. T. Rowe Price Associates, Inc. is the manager of the T. Rowe Price Structured Research Common Trust Fund. Therefore, transactions with these entities qualify as party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004

Net assets available for benefits per the financial statements	$261,694,533	$240,814,055
Deemed distribution of benefits to participants	(42,340)	(46,365)

Net assets available for benefits per the Form 5500	$261,652,193	$240,767,690

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefits paid to participants per the financial statements	$18,219,878
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2005	42,340
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2004	(46,365)

Benefits paid to participants per the Form 5500	$18,215,853

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394 Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2005

Description	Units/Shares	Current Value

Registered Investment Companies
Artisan Midcap Funds	120,945.9500	$3,739,649
Dreyfus Appreciation Fund*	24,660.9870	980,274
Dreyfus Bond Market Index*	274,442.2010	2,763,633
Hartford Midcap Fund	217,352.5130	6,244,538
Lord, Abbett Midcap Funds	272,207.9210	6,100,180
Dreyfus Emerging Leaders Fd*	393,836.1290	16,308,754
MFS Value Fund	141,610.9460	3,278,293
Dreyfus Premier Intl Value Fd*	447,583.2660	8,320,573
Morgan Stanley Small Growth Fund	331,893.924	4,274,794
Allianz NFJ Small Cap Value Funds	222,602.9440	6,437,677
Oakmark Balanced Fund	892,055.8320	22,283,555
Prudential Invt Portfolios Inc Jennison Growth Fd	145,705.4650	2,358,971

		83,090,891

Self-directed accounts
AIM Global Health Care Fund	3,186.2780	96,002
AIM Equity Fds Inc Blue Chip Fund	1,225.8210	14,759
AIM Invesco Energy Fund	1,760.3520	71,488
AIM Technology Fd	98.7900	2,559
Alliance Bernstein Technology Fd	158.2940	8,524
American Advantage Large Cap Value Fund	753.2260	15,019
American Centy Quantitive Eq Fds — Growth Fund Inc	1,789.8440	41,829
American Century Cap — Equity Income Fund	8,756.3430	68,475
America Centy Mut Fds Ultra Twentieth Centy Ultra Fd	353.1060	10,625
Ariel Growth Fd Calvert Ariel Appreciation Fd	406.5400	18,993
Blackrock Fds — Mid Cap Value Eqty Portfolio	3.7950	44
CGM Tr Rlty Fund	1,065.3090	28,966
CGM Tr Focus Fund	208.4900	6,966
Dodge & Cox Stock Fund	26.3400	3,614
Dreyfus 100% US Treas MM Fd*	222,552.0800	222,552
Dreyfus Invt Grade Bd Fds Inter Term Fd*	803.5440	10,084
Dreyfus/Laurel Fds Inc Disciplined Stk Fd*	226.7950	7,650
Dreyfus/Laurel Fds Inc S&P 500 Stk Index Fd*	9,418.5210	244,034
Dreyfus Midcap Value Fd*	248.4750	7,874
Dreyfus Growth & Value Fds Premier Techn Growth Fd*	682.4940	16,769
Dreyfus Technology Growth Fd*	3,495.1640	83,604
Dreyfus Premier Emerging Mkts Fd*	8,030.2870	173,615
Dreyfus Premier Micro Cap Growth Fund*	1,220.6510	27,587
Eaton Vance Growth Tr Worldwide Health Sciences Fd	1,401.0900	16,084

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394 Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2005

Description	Units/Shares	Current Value

Excelsior Funds — Energy & Nat Res Fund	639.4720	15,366
FBR Family Funds — Small Cap Value	29.2330	1,230
Federated Equity Kaufmann Fd	32,023.6460	179,332
Federated Equity Tech Fd	1,402.2790	7,600
Fidelity Invt Tr Japan Small Co Fd	1,221.0420	20,538
Fidelity Invt Tr Diversified Intl Fd	245.4380	7,987
Fidelity Invt Tr Latin Amer Fd	518.1230	16,570
Fidelity Commonwealth Small Cap Stk Fd	1,958.2900	40,106
Fidelity Finl Tr Equity Income II Fund	1,179.2890	26,959
Fidelity Mt Vernon Str Tr Growth Co Fd	289.1680	18,400
Fidelity Mt Vernon Str tr Growth Co Fd	104.3900	1,858
Fidelity Secs Fd Dividend Growth Fd	1,476.4860	42,508
Fidelity Select Portfolios Technology Portfolio	996.7670	62,946
Fidelity Select Portfolios Health Care Portfolio	119.2230	16,225
Fidelity Select Portfolios Nat Gas Portfolio	389.6860	15,128
Fidelity Select Portfolios Developing Commnts Portfolio	682.7420	13,662
Fidelity Select Portfolios Biotechnology Portfolio	123.4440	7,740
Fidelity Select Portfolios American Gold Portfolio	830.8130	27,616
Fidelity Select Portfolios Software & Computer Svcs Portfolio	687.2980	36,076
Fidelity Select Portfolios Brokerage & Inv Mgmt Portfolio	789.8820	54,462
Fidelity Select Portfolios Ele Portfolio	3,276.6590	143,288
Fidelity Select Portfolios Computers Portfolio	3,197.3390	115,360
First Eagle Overseas Fund	2,471.9880	56,955
Firsthand Fds Technology Value Fd	238.0860	7,885
Franklin Invs Secs Conv Secs Fd	158.9880	2,568
Gabelli Gold Fund	744.3280	15,482
Gabelli Intl Growth Fd	1,722.7510	35,540
Gabelli Global Growth Fd AAA	240.5950	4,915
Gabelli Global Ser Fds Conv Secs Fd	786.1850	4,890
Gabelli Growth Fd Sh Ben Int	1,625.2920	46,825
Growth Fd Amer Inc	278.2970	8,335
Harbor Fd Bd Fd	660.1970	7,671
Harding Loevner Fds Emerging Markets Portfolio	455.9210	15,861
Icon Fds Energy Fund	481.8330	15,395
ING Mut Fds Russia Fund	1,054.8980	41,384
Investment Co Amer — Class B	443.2470	13,847
Janus Invt Fd Sh Ben Int	1,979.9460	50,548
Janus Invt Fd Growth & Income Fd	3,266.7280	117,635
Janus Invt Fd Worldwide Fd	1,607.3100	69,661
Janus Invt Fd Twenty Fd	1,068.0730	52,250
Janus Invt Fd Mid Cap Value Fd	1,103.8130	24,637
Janus Invt Fd Global Value Fd	1,523.5290	22,411
Janus Invt Fd Orion Fd	1,881.7340	15,675

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394 Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2005

Description	Units/Shares	Current Value

Janus Invt Fd Contrarian Fund	10,082.5890	152,650
Janus Invt Fd Global Tech Fd	3,219.7150	38,315
Janus Invt Fd Global Life Sciences Fd	1,489.7850	29,870
Janus Invt Fd Olympus Fd	6,019.6490	196,782
Janus Invt Fd Enterprise Fd	2,498.3260	104,705
Janus Invt Fd Mercury Fd	5,610.8300	128,937
Jennison Sector Fds Health Sciences Fd	833.6950	17,308
Lazard Fds Emerging Mkts Portfolio Retail	371.0980	6,676
Loomis Sayles Funds — 1 Bond Fund Retail	1,694.2080	22,923
Lord Abbett Mid Cap Value Fd, Class B	322.7520	6,988
MFS Mid Cap Growth A	1,790.3260	16,435
Marsico Invt Fd Growth & Income Fd	1,136.3640	21,420
Masters Select Fds Intl Fd	1,155.9040	20,205
Matthews Intl Fds Dragon Centy China Fd	362.1450	5,345
Matthews Inc Fds Korea Fd	2,339.2140	14,901
Meridian Fd	216.1990	7,906
New Perspective Fd	613.3540	17,560
Oberwies Fds Micro-Cap Portfolio	892.9610	15,457
PBHG Fds Emerging Growth Fund	3.4510	50
PBGH Fds Technology & Communications Fd	935.1580	11,689
Pimco Fds Pac Invt Mgmt Ser Total Return Fd	181,375.9940	1,904,448
Park Ave Portfolio Guardian Fd	1,472.7650	47,511
Price T Rowe Health Sciences Fd*	523.0070	13,112
Profounds Short Small Cap Inv	2,497.3990	47,575
Profounds Short Real Estate Profound Investor	499.8330	15,005
Profounds Ultra Japan Profound Invs	242.2540	15,659
RS Invt Tr Emerging Growth Fd	2,795.5960	91,081
RS Invt Tr Global Natural Rfs Fd	2,887.6790	94,283
Rowe T Price Appreciation Fd Sh Ben Int*	3,945.4150	79,145
Rowe T Price Mid Cap Growth Fd*	366.8130	19,859
Rowe Price New Era Fd*	235.3680	9,633
Rowe T Price Science & Tech Fd Inc Cap Stk*	3,170.6670	62,050
Rowe T Price Small-Cap Value Fd Inc Cap Stk*	829.5670	30,619
Rowe T Price Real Estate Fd*	667.3560	13,007
Royce Fd Opporunity Fd	107.0760	1,316
Royce Spl Equity Fund	693.9340	12,977
Royce Fd Pennsylvania Mutual Fd	713.6090	7,693
Ryder Ser Tr Dynamic Velocity 100 Fd	581.2700	12,736
Rydex Ser Tr Arktos Fd	1,647.3680	36,802
Scudder Invts Morgan Grenfell Invt Tr High Inc Plus Fd	2,028.7960	15,419
Scudder Technology Fd Sh Ben Int	2,214.1820	25,840
Selected Amern Shs	605.0850	24,349
Stratton Growth Fund	657.3210	29,152
Thrd Ave Tr Formerly Third Ave to 3/17/97 Real Estate Val	408.2810	11,987
US Global Accolade Fds Regent Eastern European Fd	326.9410	12,914

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394 Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2005

Description	Units/Shares	Current Value

US Global Investors Global Resources Fund	1,103.2880	15,766
Vanguard Equity Income Fd	604.0300	13,766
Vanguard Fenway Fds Primecap Core Fd	2,111.4790	24,092
Vanguard Wellington Fd	1,955.6630	59,354
Vanguard Windsor Fd II	2,894.1210	90,673
Vanguard Horizon Fds Strategic Equity Fd	735.3750	16,127
Vanguard Index Tr 500 Portfolio	701.1090	80,571
Vanguard Index Tr Value Portfolio	1,813.3160	40,419
Vanguard Index Tr Growth Portfolio	218.8380	6,027
Vanguard Index Tr Small Capitalization Stk Fd	1,201.0450	34,254
Vanguard Index Tr Mid Capitalization Stk Port Inv Sh	1,738.5990	30,652
Vanguard Specialized Portfolio Energy Portfolio	1,194.4370	66,948
Vanguard Specialized Portfolio Gold & Precious	610.5690	14,165
Vanguard Specialized Portfolio Health Care	226.1760	31,540
Wasatch Fds Inc Heritage Growth Fund	1,012.6500	11,483
Washington Mut Invs Fd Inc Cl B	443.3320	13,601
Wells Fargo Fds Tr Advantage Discovery Fd	3,183.0040	65,156
Wells Fargo Fds Advantage Growth Fd	533.0470	11,242
Wells Fargo Fds Tr Advantage Dividend Income Fd	7,454.9350	120,472

		6,915,645

Total registered investment companies		$90,006,536

Corporate Common Stocks
Allegheny Technologies Incorporated*	515,975.8130	$18,616,407

Participant loans* (5.0% to 10.5%, with maturities through 2019)		$2,704,914

Common Collective Trusts
Dreyfus-Short Term Investment Fund*	210,363.2600	$210,363

Interest bearing cash		$11,193

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

Date: June 26, 2006	By:	/s/ Richard J. Harshman Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)